EXHIBIT 16.1

July 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 22, 2004, of Tellabs Inc. regarding Tellabs Operations Inc. and are in agreement with the statements contained in the second and fourth paragraphs of Item 4 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

   /s/ Ernst & Young LLP